Exhibit 10.11
November 23, 2021
Dr. Babak Taheri
Offer Letter and Termination of Separation Agreement
Dear Babak,
On behalf of Silvaco Group, Inc. (“Silvaco Group”) and Silvaco Inc., (collectively, the “Company”), we are pleased to offer you the position of Chief Executive Officer (CEO) of each of Silvaco Group and Silvaco, Inc. and a member of the Board of Directors (the “Position”) in Santa Clara, CA, reporting directly to the Board of Directors of Silvaco Group. We are excited about the opportunity to work with you. We believe that it is important to a healthy working relationship that both parties understand the terms and conditions of employment before commencing employment. In order to ensure that both you and the Company have a common understanding, we set forth below some of the fundamental premises.
The terms and conditions of your employment are as follows:

COMMENCEMENT DATE	It is understood that your start date will be Wednesday, November 24, 2021

BASELINE SALARY	Your salary will be $33,333.33 per month ($400,000.00 per annum) (the “Base Salary”), less deductions required by law, paid semi-monthly. The new Base salary will start on January 1, 2022.

TARGET ANNUAL CASH BONUS	Your annual bonus will be based on Silvaco Group Net profit, calculated according to ASC606 Net Profit recognition as follows: Your target bonus for the year 2021, and 2022 will be in line with the table below, with appropriate adjustments made for future years. Net profit numbers shall be rounded to the nearest tenth.

	Net Profit	Cash Bonus
	17.1% to 20%	$800,000.00
	15.1% to 17%	$500,000.00
	12.1% to 15%	$350,000.00
	10.1% to 12%	$320,000.00
	$5 Million	$292,000.00
	$4Million	$232,000.00
	$3 Million	$172,000.00
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$2 Million	$113,000.00
$1 Million	$62,000.00
The company will provide financial control per PCAOB no later than Q1 2022.
TARGET RSU COMPENSATION Subject to annual authorization from the Silvaco Group Board of Directors and entrance into an award agreement under the Silvaco Group, Inc. 2014 Stock Incentive Plan, you will be granted up to 200,000 restricted stock units (“RSUs”) annually based on the total amount of Company bookings. The target amounts (in US Dollars) for 2022 are listed below and will be revised yearly by the Silvaco Group Board of Directors. This Bookings Target is based on the assumption that company has accomplished $45 million by end of calendar date of 2021as baseline. If the 2021 booking is lower than $45 million the table below will be adjusted accordingly and normalized to the 2021 bookings.

Booking	RSUs Granted
$54 Million	$200,000.00
$53 Million	$187,000.00
$52 Million	$175,000.00
$51 Million	$162,000.00
$50 Million	$150,000.00
$49 Million	$137,000.00
$48 Million	$125,000.00
$47 Million	$112,000.00
$46 Million	$100,000.00
$45 Million	$87,000.00
RSUs shall vest over a four-year period (25% per year) commencing on the Start Date and shall not be subject to any clawback provisions. Detailed terms related to your RSU grants can be found in your award agreement.
TARGETED RSU DISTRIBUTION FOR IPO
In the event that the Company, directly or indirectly (including through a “SPAC” transaction), undergoes an initial public offering (“IPO”) with the shareholder approval, you will be eligible for additional RSU grants.
When the Company completes such an IPO, you will be granted additional RSUs at the time of IPO according to the following schedule:
•900,000 RSUs granted if an IPO is completed in 2022.
•800,000 RSUs granted if an IPO is completed before July 1, 2023.
•700,000 RSUs granted if an IPO is completed before December 31, 2023.
Severance Package: Your employment with the Company is at-will and may be terminated by you or by the Company at any time for any legal reason. However, in the event that your
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employment is terminated by the Company without Cause or by you or for Good Reason, each as defined below) you shall be entitled to receive the “Severance Benefts”.
“Cause” shall mean termination of your employment as a result of your material personal dishonesty, willful misconduct that results in harm to the Company, breach of a fiduciary duty involving personal profit, intentional failure to perform stated duties, willful violation of any law, rule, or regulation (other than traffic violations or similar offenses) or final cease-and-desist order “Good Reason” shall mean any one of the following that occurs without your written consent: (i) a material diminution in your responsibilities, authority, title or duties (which for the avoidance of doubt, shall include interference by the Company’s Board of Directors in the day to day operating activities of the Company; (ii) a material diminution in your Base Salary; (iii) the Company requiring you to change your principal place of employment to a location more than 25 miles from your principal place of employment on your start date; and (iv) any other action or inaction that constitutes a material breach by the Company of this Agreement. In order to invoke a termination for Good Reason, you shall provide written notice to the Company of the existence of one or more of the events, circumstances or conditions described in clauses (i) through (iv) within 90 days following your knowledge of the initial existence of such events, circumstances or conditions, specifying in reasonable detail the events, circumstances or conditions constituting Good Reason, and the Company shall have 30 days following receipt of such written notice (the “Cure Period”) during which it may remedy the events, circumstances or conditions if such events, circumstances or conditions are reasonably subject to cure. In the event that the Company fails to remedy the events, circumstances or conditions constituting Good Reason during the Cure Period (if applicable), your resignation from employment for Good Reason must occur, if at all, within 180 days following the initial existence of such events, circumstances or conditions in order for such termination as a result of such condition to constitute a termination of employment for Good Reason. Your mental or physical incapacity following the occurrence of an event described above in clauses (i) through (iv) shall not affect your ability to terminate employment for Good Reason and your death following delivery of a notice of termination for Good Reason shall not affect your estate’s entitlement to the severance payments and benefits provided hereunder upon a termination of employment for Good Reason.
“Severance Benefits” shall mean all the following. (i) Company shall pay to Executive a cash payment equal to fifteen (15) months of Executive’s Base Salary and annual bonus at target level at the rate in effect immediately prior to Executive’s date of termination (ignoring any reductions that would give rise to Good Reason) payable in a lump sum within 30 days of the termination date; (ii) the Company shall pay your COBRA premiums for you and your eligible dependents for a period of twelve (12) months following your termination date and (iii) Each outstanding and unvested equity award held by you that would have become vested during the twelve (12) month period following the date of termination shall automatically become vested (with respect to any time-based vesting requirement, and any forfeiture restrictions or rights on repurchase thereon shall lapse.
In addition, if you are terminated without Cause or for Good Reason within three (3) months prior to or twelve months following a Change in Control, then each outstanding and unvested equity award held by Executive on Executive’s date of termination shall automatically become
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fully vested and, if applicable, exercisable, and any forfeiture restrictions or rights on repurchase thereon shall lapse, in each case, with respect to one hundred percent (100%) of the then-unvested shares
Prior Severance Package: You and Silvaco Group entered into a Separation Agreement and Release dated September 1, 2021 (the “Separation Agreement”). By signing this letter, Both Company and you agree and acknowledge that neither party is in material violation of any covenant in the Separation Agreement, and the Separation Agreement shall be considered null and void as of the Commencement of this offer letter.
In connection with your taking of the Position and the termination of the Separation Agreement, unvested RSUs granted to you prior to August of 2021 shall be treated as having been granted to you as of their original grant date and shall resume progress toward vesting in accordance with the original vesting schedule for each such grant. For the purposes of calculating such vesting, time between the effective date of the Separation Agreement and the Commencement Date shall be treated as time employed with the Company.
Benefits: You will be eligible to receive certain employee benefits per the Company’s policy as follows:
•Medical, Dental, Vision & Life Insurance Benefits. Silvaco, Inc. offers Cigna PPO Plans or Kaiser HMO, dental and VSP vision coverage to employees and their eligible dependents. The company pays 100% of the employee’s insurance premium and a portion of the eligible dependent’s premium. Coverage begins the 1st day of the month following your date of hire. The Company also provides $200,000 of Life insurance and AD&D coverage at no cost to the employee.
•401(k) Retirement Savings Plan. You will become eligible to participate in the Company’s 401(k) Plan on the first day of the calendar quarter following 90 days of continuous employment. All eligible employees may receive a 1.5% company match.
•Flexible Time Off. You will accrue flexible time-off (FTO) according to the following:

Length of employment	Number of Days of FTO	Number of Hours of FTO	Accrual rate of hours per pay period
Hire Date to 5 years	13	103.92	4.33
5 but less than 10 years	16	127.92	5.33
10 or more years	18	144	6
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Starting end of Q1 2022
•Company Car Allowance: The company will provide up to $1000 / month toward lease of a car chosen by the you.
•You have the option of choosing business class (International) and/or first class (Domestic) for travel related to the Company business.
•The Company shall contribute an amount equal to $20,000 annually towards a whole life insurance chosen by you under your name.
Other Matters
The CEO will hire a professional executive coach with the board approval by Q1 2022.
Both the board and CEO agree that no Silvaco source code or software IP will be transferred to China without the board approval.
For purposes of federal immigration law, you will be required to provide the Company documentary evidence of your identity and eligibility for employment in the United States. Such documentation must be provided to us within three (3) business days of your date of hire, or our employment relationship with you may be terminated.
By your signature below, you acknowledge that you have disclosed to the Company any and all agreements relating to your prior employment that may affect your eligibility to be employed by the Company or limit the manner in which you may be employed, and you represent that the signing of this offer and commencement of employment with the Company will not violate any such agreement.
Moreover, you agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. You confirm that you are not bound by any other lawful agreement with any prior or current employer, person or entity that would prevent you from fully performing your duties with the Company, and that you will not during your employment with the Company, or have not during the pre-hire process, use or disclose any proprietary or confidential information, or trade secrets, of your former or concurrent employers or companies.
As a Company employee, you will be expected to abide by the Company’s rules and standards. Specifically, you will be required to sign an acknowledgement that you have read and that you understand the Company’s rules of conduct which are included in the Company Handbook.
As a condition of your employment, you are also required to sign and comply with the Company’s standard Employee Invention Assignment and Confidentiality Agreement which
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requires, among other provisions, the assignment of patent rights to any invention made during your employment at the Company, and non-disclosure of Company proprietary information.
You and the Company agree to submit to mandatory binding arbitration any and all claims arising out of or related to your employment with the Company and the termination thereof, including, but not limited to, claims for unpaid wages, wrongful termination, torts, stock or stock options or other ownership interest in the Company, and/or discrimination (including harassment) based upon any federal, state or local ordinance, statute, regulation or constitutional provision except that each party may, at its, his or her option, seek injunctive relief in court related to the improper use, disclosure or misappropriation of a party’s proprietary, confidential or trade secret information. All arbitration hearings shall be conducted in California. The parties hereby waive any rights they may have to trial by jury in regard to such claims. This Agreement does not restrict your right to file administrative claims you may bring before any government agency where, as a matter of law, the parties may not restrict the employee’s ability to file such claims (including, but not limited to, the National Labor Relations Board, the Equal Employment Opportunity Commission and the Department of Labor). However, the parties agree that, to the fullest extent permitted by law, arbitration shall be the exclusive remedy for the subject matter of such administrative claims.
To accept the Company’s offer, please sign and date this letter in the space provided below. This letter, along with any agreements relating to proprietary rights between you and the Company, set forth the terms of your employment with the Company and supersede any prior representations or agreements including, but not limited to, any representations made during your recruitment, interviews or pre-employment negotiations, whether written or oral.
If you have any questions, please feel free to contact me at          .

Sincerely,

/s/ Katherine Pesic

Katherine Pesic
Director / Founder
Silvaco Group, Inc.
I hereby accept the Chief Executive Officer (CEO) of each of Silvaco Group and Silvaco, Inc. Position.

/s/ Babak Taheri	11/24/2021
Babak Taheri	Date

November 16, 2022
Dr. Babak Taheri

Dear Babak:
This letter amends the offer letter previously provided to you by Silvaco (the “Company”), signed November 24, 2021, as amended (the “Offer Letter”).
The following amendment corrects the target annual cash bonus as stated in the original offer letter signed November 24, 2021.
TARGET ANNUAL CASH BONUS Your annual bonus will be based on Silvaco Group Net profit, calculated according to ASC606 Net Profit (non-GAAP) recognition as follows: Your target bonus for the year 2021, and 2022 will be in line with the table below, with appropriate adjustments made for future years. Net profit numbers shall be rounded to the nearest tenth.

Net Profit	Cash Bonus
17.1% to 20%	$800,000.00
15.1% to 17%	$500,000.00
12.1% to 15%	$350,000.00
10.1% to 12%	$320,000.00
$5 Million	$292,000.00
$4 Million	$232,000.00
$3 Million	$172,000.00
$2 Million	$113,000.00
$1 Million	$62,000.00
All other elements of the original signed offer letter shall remain in place. If you have any questions, please contact Human Resources at HR@silvaco.com.

Sincerely,

/s/ Carrie Allegretti

Carrie Allegretti
VP of Global Human Resources
I have read and understood the corrected corporate goal provided in my original offer of employment, and I accept the above amendment dated November 16, 2022. I understand that my
4701 Patrick Henry Drive, Building 23 | Santa Clara, California | 408.567.1000

employment with Silvaco remains at will, meaning that either the company or I may terminate this employment relationship at any time with or without cause or notice.

/s/ Babak Taheri	11/16/2022
Babak Taheri	Date
4701 Patrick Henry Drive, Building 23 | Santa Clara, California | 408.567.1000